SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
Exhibit 99.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

     The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Table of Capitalization and Indebtedness

     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-137771.

Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of September 30, 2006 on an actual basis and on an as adjusted basis after giving effect to the issuance on October 26, 2006 of $1,000,000,000 of 5.125% Notes due 2011. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F.

	As of
	September 30, 2006
	Actual		As adjusted
	NOK	U.S.$	NOK	U.S.$
	(in millions)
	(unaudited)

Commercial debt (including current portion of bond debt)*	58,463.4	8,987.9	58,463.4	8,987.9

Long-term debt (excluding current portions)
Bonds	91,919.1	14,131.2	98,423.8	15,131.2
Subordinated debt	1,313.8	202.0	1,313.8	202.0

Total long-term debt*	93,232.9	14,333.2	99,737.6	15,333.2

Capital contribution securities	604.0	92.9	604.0	92.9

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	245.0	1,593.5	245.0
Other equity	821.2	126.2	821.2	126.2
Share premium reserve	162.5	25.0	162.5	25.0
Net income for the period	182.2	28.0	182.2	28.0
Total shareholders’ equity	2,759.4	424.2	2,759.4	424.2

Total capitalization	155,059.7	23,838.1	161,564.4	24,838.1

*	All our debt is unsecured and unguaranteed.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.5047 = U.S.$1.00, the noon middle rate of the Central Bank of Norway on September 30, 2006.